UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d) (4) OF THE SECURITIES EXCHANGES ACT OF 1934

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Subject Company)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

452926-10-8

(CUSIP Number of Class of Securities)

Erik L. Johnson, President

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications on Behalf of Filing Persons

With a copy to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W Lovers Lane, Suite 200

Dallas, Texas 75209

(214) 740-5030

TABLE OF CONTENTS

Item 1.	Subject Company Information.

The name of the subject company is Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Company,” “IOR,” “we,” “our” or “us”). The Company’s principal executive office is located at 1603 LBJ Freeway, Dallas, Texas 75234 and its telephone number at that address is (469) 522-4200.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as may be amended or supplemented, this “Schedule 14D-9”) relates to the Company’s common stock, par value $0.01 per share (the “Shares”). As of August 8, 2024, there were 4,066,178 issued and outstanding Shares.

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading Item 1. Subject Company Information, which information is incorporated herein by reference. The Company’s website address is www.incomeop-realty.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

This Schedule 14D-9 relates to the limited cash tender offer for up to 100,000 Shares (the “Offer”) by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) which is for TCI to acquire up to 100,000 of the issued and outstanding Shares at a price per share equal to $18, net to the seller of such Shares in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”, filed by TCI with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2024, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by referenced. The Offer is purely voluntary and is not being made pursuant to any other agreement or understanding between TCI and the Company. Any summary of the Offer contained in the Schedule 14D-9 is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Company website.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or otherwise incorporated herein by reference, as the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings of any actual or potential conflicts of interest between the Company on the one hand and the Company’s executive officers, directors or affiliates or TCI which have not been previously discussed or described in the Company filings with the SEC and available on the Company website. Each of the members of the Board of Directors of the Company is also a member of the Board of Directors of TCI and the executive officers of the Company are also the executive officers of TCI, but are employed by Pillar Income Asset Management, Inc., a Nevada corporation (“Pillar”) which serves as the advisor to each of the Company and TCI (and American Realty Investors, Inc., a Nevada corporation [“ARL”] which has its common stock listed and traded on the New York Stock Exchange [“NYSE”]) and other entities pursuant to separate written Advisory Agreements.

According to the Schedule TO, except as described in the Offer to Purchase, none of the persons listed on Schedule I to the Offer to Purchase (who are the Directors and two executive officers of IOR) beneficially owns any Shares or any shares of common stock of TCI or has effected any transaction in any equity security if either IOR or TCI within the past 60 days.

Item 4.	The Solicitation or Recommendation.

The members of the Board of Directors of IOR are each also a member of the Board of Directors of TCI (along with one other person) and by virtue of such fact alone, expressly decline to make any recommendation on, or about the possible fairness of the price, or any other matter under the Offer to Purchase which is wholly voluntary on the part of each stockholder of IOR. However, it should be noted that the price to be paid by TCI, net to each seller, is precisely the same price paid by IOR under its repurchase program in March and again in July, 2024 to two individuals who sold “blocks” ( as that term is defined in Rule 10b-18 under4 the Exchange Act) of IOR Stock to the Company.

The directors and executive officers do not own any shares of IOR Stock, so no director or executive officer of IOR will be able to tender any shares of IOR Stock in the tender offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its own behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

Except for the “block” purchases by the Company under its stock repurchase program described in Item 4 above and in the Offer to Purchase, neither the Company, nor to the knowledge of the Company after making reasonable inquiry has any of its directors or executive officers, or affiliates has engage in any transaction involving the IOR Stock within the last 60 calendar days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

No conflict of interest is known to exist among the Company, on the one hand, and its Executive Officers, Directors or Affiliates, on the other hand except:

(a)	Each member of the Board of Directors of the Company is also a member of the Board of Directors of TCI and each of the Executive Officers of the Company are also the Executive Officers of TCI.

(b)	TCI is, and has been for many years, the owner and holder of 3,381,570 Shares (83.16% of the outstanding) and its Affiliate, Realty Advisors, Inc. currently owns 269,299 Shares (6.62% of the outstanding).

See also “SUMMARY TERM SHEET” in the Offer to Purchase which is incorporated by reference herein.

Item 8.	Additional Information.

See the Exhibits contained in the Offer to Purchase, which are incorporated herein by reference in their entirety.

Item 9.	Exhibits.

See the Exhibits filed which are listed on the Exhibit Index attached hereto following the Signature Page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2024	INCOME OPPORTUNITY REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
President and Chief Executive Officer

Exhibit Designation	Document Description

(a)(1)(A)	Offer to Purchase, dated December 16, 2024.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(5)(A)	Press Release dated December 16, 2024 issued by Offeror.

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